Exhibit 99.8

NICE Launches Mobile Reach –
Redefines Customer Service Experience For Smart Mobile
Devices

NICE Mobile Reach complements mobile self-service with assisted-service, creating a
“smarter” customer experience which helps drive greater loyalty and revenue opportunities, while reducing costs

Ra’anana, Israel, April 30, 2012, NICE (NASDAQ: NICE), today introduced the NICE Mobile Reach (MR) solution, the industry’s only comprehensive offering for assisted customer service over smartphones and tablets, which will change how customers use smart mobile devices for interacting with companies. NICE Mobile Reach allows enterprises to help mobile customers choose the best channel for completing their transaction, enables a seamless and effective transition with context to other channels when necessary, and facilitates multimedia communication between customers and agents during interactions. This offering will create a differentiated customer experience, helping to achieve greater loyalty, higher revenue and lower service costs.

The proliferation of smartphones and tablets is accelerating, and they are quickly becoming the preferred communication device for many consumers.  However, when communicating with companies’ service centers, the smartphone is essentially a “dumb phone,” used for just dialing a toll-free number, not utilizing its powerful capabilities and missing the opportunity for a rich and effective experience.

When a customer cannot resolve an issue – due to a problem, missing functionality, a need for clarifications, or a regulatory requirement – they are left alone to decide the best option to contact the service provider. Most of those customers decide to call the contact center, without knowing if that’s their best option.

In such cases, customers are then sent through the interactive voice response system (IVR), having to wait their turn, and then must start from the beginning with the service agent, re-authenticating themselves and explaining what they were trying to accomplish.

Udi Ziv, President NICE Enterprise Group, said that in contrast, “NICE Mobile Reach analyzes, in real time, a multitude of data sources from the mobile device and enterprise systems and then recommends for the customer the most suitable channel to continue the interaction when they need assistance.”

“If the customer decides to speak with a contact center agent, the solution seamlessly connects them with the appropriate representative while bypassing the IVR, and transferring the customer’s intent and context to appear on the agent’s desktop just before the conversation begins, enabling a great, personalized customer experience for the customer while reducing the call handle time of the agent,” Mr. Ziv continued.

As the customer and agent converse over the phone, multimedia collaboration tools such as text chat, image exchange, and document transfer will be available for both parties, making the interaction effective, increasing conversion rate, and driving quick and complete resolution on first contact.

Michael Maoz, research vice president and distinguished analyst of Gartner commented, “The mobile channel is emerging as the consumer’s primary choice for all possible service activity with service providers. The use of the mobile channel will accelerate once customers realize that their needs will always be met through this touch point.  Complementing mobile self-service with assisted-service is a natural and required evolution of the mobile channel. By adding these capabilities to their existing mobile self-service offering, industries such as banking, travel, telecommunications and retail are able for the first time to provide their customers with a true hybrid service channel that leverages smart mobile devices.”

About NICE Enterprise
NICE's Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.